Exhibit 99.1

MEDIA RELEASE

Besra receives notice to cure from 2014 note holders; continues to pursue financing initiatives

Toronto, Canada, 9 April 2014: Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) announces that it has received a notice to cure from Euro Pacific Capital Inc (“ Euro Pacific” ) on behalf of holders of its 9% unsecured convertible redeemable notes due 26 March 2014 (the “ Notes” ). Pursuant to the notice to cure, Euro Pacific has noted the Company in default for failure to pay the principal of CAD6,356,495.82 plus outstanding interest of CAD476,716.18 due on the Notes and has given 30 days for the Company to cure the default. Besra is working closely with Euro Pacific and is communicating regularly regarding efforts to cure the default.

Besra has signed a consulting agreement with Oriental ES Capital Group Limited (OES), based in Hong Kong.  Besra has engaged OES to assist the company with its operating companies' structures and finances, and government relations, including capital raising specifically to return Vietnam to full production. OES is also facilitating discussions with a number of parties about acquisition of an interest in Bau, which if successful would result in development proceeding at Jugan and provide funds to meet our obligations under the notes. No assurances can be given that the Company will be able to raise funds on terms acceptable to it or at all.

If sufficient funds are not raised within the 30-day cure period, or the note holders do not agree to a further extension based on a remedy proposal from the Company, the Directors may consider pursuing a formal restructuring under statutory protection from creditors.

In order to fund priority operational expenses while the Company pursues its financing initiatives, the Company has issued three-month secured promissory notes secured in an aggregate amount of US$150,000 to the three lenders to whom promissory notes aggregating US$300,000 were previously issued (see release dated 19 February 19 2014). One such promissory note holder is a director of the company.

The lending group will be issued 1,500,000 warrants to acquire common shares at an exercise price of $0.05 expiring one year from the date of issuance, subject to all necessary regulatory and shareholders approvals, including the TSX.

The Company’s gold production in Vietnam is now averaging 70 oz per day from its Phuoc Son plant, following an extended period of limited production due to severe weather events and circumstances arising from a disputed export tax assessment, which is expected to be finally resolved in the Company’s favour in the next few days. Production at its other mine at Bong Mieu is still suspended following a series of severe weather incidents late last year. Road reconstruction is complete and dewatering is progressing well, pointing to a return to mining and production from 1 May.  The Company has also lodged an insurance claim of more than USD4 million for typhoon damage and the resulting loss of income.

… ends …

MEDIA RELEASE

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during 2016.

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.